EXHIBIT 99.1

TD Bank Group Announces Redemption of Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 24 (NVCC)

TORONTO, June 25, 2024 - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it will exercise its right to redeem all of its 18,000,000 outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 24 (Non-Viability Contingent Capital) (the "Series 24 Shares") on July 31, 2024 at the price of $25.00 per Series 24 Share for an aggregate total of approximately $450 million. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

On May 23, 2024, TD announced that dividends of $0.31875 per Series 24 Share had been declared.  These will be the final dividends on the Series 24 Shares, and will be paid in the usual manner on July 31, 2024 to shareholders of record on July 10, 2024, as previously announced. After July 31, 2024, the Series 24 Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount.

Beneficial holders who are not directly the registered holder of Series 24 Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds.  Inquiries should be directed to our Registrar and Transfer Agent, TSX Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on April 30, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com.